UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ________________

Commission file number 0-14289

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN
(Full Title of Plan)

GREENE COUNTY BANCSHARES, INC.
(Issuer of Securities Held Pursuant to Plan)

100 North Main Street
Greeneville, Tennessee 37743-4992
(Address of Principal Executive Office of Issuer and of Plan)

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Therein)

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Table of Contents

December 31, 2004 and 2003

	Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4	-6
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	8

Report of Independent Registered Public Accounting Firm

Plan Administrator
Greene County Bancshares, Inc. 401(K) Profit Sharing Plan
Greeneville, Tennessee

We have audited the accompanying financial statements of net assets available for benefits of the Greene County Bancshares, Inc. 401(K) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements as of and for the years ended December 31, 2004 and 2003, were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

Asheville, North Carolina
June 3, 2005

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

Assets	2004	2003

Investments at fair value:
Investments	$19,078,802	$16,116,564
Participant loans	410,514	435,718
	19,489,316	16,552,282
Receivables:
Employer contributions	704,806	602,547

Cash	1,822	-

Net assets available for benefits	$20,195,944	$17,154,829

The accompanying notes are an integral part of these financial statements.

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004 and 2003

	2004	2003
Additions:
Net appreciation in fair value of investments	$1,250,770	$2,814,777
Dividends and interest	497,570	323,245
	1,748,340	3,138,022
Contributions:
Participants	772,723	658,486
Employer	704,806	602,547
Rollovers	80,862	74,094
Total contributions	1,558,391	1,335,127

Total additions	3,306,731	4,473,149

Deductions:
Benefits paid to participants	1,030,154	414,178
Administrative expenses	1,550	7,392
Total deductions	1,031,704	421,570

Transfers from merged plan	766,088	-

Net increase	3,041,115	4,051,579

Net assets available for benefits:
Beginning of year	17,154,829	13,103,250

End of year	$20,195,944	$17,154,829

The accompanying notes are an integral part of these financial statements.

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following brief description of the Greene County Bancshares, Inc. 401(k) Profit Sharing Plan (the”Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all full-time employees, as defined by the Plan, of Greene County Bank and other wholly-owned subsidiaries of Greene County Bancshares, Inc. (“Company”). In November 2003 the Company acquired Independent Bankshares Corporation (“IBC”). The IBC 401(K) Plan was merged into the Greene County Bancshares, Inc. 401(K) Profit Sharing Plan and as a result the assets were transferred in effective April 2, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation will be made on behalf of all eligible participants. This 3% non-elective contribution is 100% vested.

In addition, the employer may make a discretionary employer contribution which shall be allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of the compensation of all eligible employees.

Investment Options - Participants are allowed to direct the investment of their contributions and to change their investment mix at their discretion.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and an allocation of (a) plan earnings, (b) employer non-elective and any employer discretionary contributions (if eligible), and (c) forfeitures of terminated participants’ non-vested accounts (if any). Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon and are 100 percent vested after two years of service in the profit sharing contributions.

Greene County Bancshares, Inc. 401(K) Profit Sharing Plan	Notes to Financial Statements, Continued

Participant Loans - Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 8.50 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate (plus 1 percent) published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits - After termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary

Forfeitures - Forfeitures are to be reallocated to participants in the same manner as employer contributions. At December 31, 2004, forfeited non-vested accounts totaled $8,426.

Administrative Costs - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.

2.	Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments such as Company stock. Shares of mutual funds are valued at quoted market prices which represent the fair value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

Greene County Bancshares, Inc. 401(K) Profit Sharing Plan	Notes to Financial Statements, Continued

3.	Investments

The Plan’s investments are held by a bank administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31:

	2004	2003
Investments at fair value:
American Balanced Fund	$3,050,417	$2,771,637
Intermediate Bond Fund of America	1,074,195	993,484
New Perspective Fund	2,828,177	2,324,089
Washington Mutual Investors Fund	6,594,114	5,725,895
The Cash Management Trust of America Fund	1,247,237	1,361,880
The Growth Fund of America	1,690,738	1,223,333
Capital World Growth and Income Fund	1,094,296	- *

* Investment was less than 5%.

4.	Tax Status

The Plan obtained its latest determination letter dated December 17, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by American Funds. American Funds is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i

December 31, 2004

EIN: 62-1222567
Plan Number 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	American Funds Group	American Balanced Fund, 169,562 shares	$ 3,050,417
*	American Funds Group	Capital World Growth and Income Fund,
		32,318 shares	1,094,296
*	American Funds Group	The Growth Fund of America, 62,091 shares	1,690,738
*	American Funds Group	Intermediate Bond Fund of America,
		78,351 shares	1,074,195
*	American Funds Group	New Perspective Fund, 102,544 shares	2,828,177
*	American Funds Group	Washington Mutual Investors Fund,
		214,722 shares	6,594,114
*	American Funds Group	The Cash Management Trust of America
		Fund, 1,247,237 shares	1,247,237
	AIM Advisors	Mid Cap Core Equity Fund, 3,743 shares	107,203
	PIMCO Funds	PIMCO Small Cap Value Fund, 13,157 Shares	379,441
	Templeton Global Advisors	Templeton Foreign Fund, 46,422 shares	570,994
	PIMCO Funds	PIMCO Total Return, 36,598 shares	390,506
*	Greene County Bancshares	Common Stock, 1,921 shares	51,484
	Participant loans	Loans with interest rates
		from 3.25% to 8.50%	410,514

			$ 19,489,316

* Party-in-interest

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

23. Consent of Dixon Hughes PLLC.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(K) Profit Sharing Plan Committee of Greene County Bancshares, Inc. has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

By: The Greene County Bancshares, Inc.
401(K) Profit Sharing Plan Committee

Date: June 28, 2005	By: /s/ Steve Ottinger
Steve Ottinger